QUARTERLY EARNINGS REPORT FOR THE 9 MONTHS ENDED 30 SEPTEMBER 2018

Dear shareholders,

The first nine months of 2018 exceeded our expectations. We made major operational and clinical progress and further improved the positioning and market potential of Ameluz®, while setting new growth incentives. This increased growth momentum has already resulted in significantly higher sales.

With an increase of 98% we almost doubled our revenue to EUR 14,552 thousand compared to the same period last year, while pure product sales increased by 131%. In the U.S., we even tripled our revenue from product sales to EUR 10,220 thousand. As a result, the traditionally weaker third quarter was particularly pleasing. It showed greatly accelerated growth once again, increasing sales by more than 140% to EUR 5,583 thousand compared to EUR 2,328 thousand in the same period last year.

Awareness of Ameluz® among dermatologists in the U.S. continues to grow. In the third quarter, the anticipated 5.6% increase in the list price to US$ 285 on October 1st, led to an anticipatory effect and more purchases by U.S.-customers. Another milestone was the award of a five-year contract with the U.S. Department of Veterans Affairs in August 2018, which now enables us to offer Ameluz® to all medical facilities of the U.S. Department of Veterans Affairs and the U.S. Department of Defense. In order to further increase our growth opportunities in the U.S. market in the medium term, we are currently conducting a phase III trial evaluating the treatment of superficial basal cell carcinoma (BCC) with Ameluz® in combination with our BF-RhodoLED® lamp in the United States, for which we started patient recruitment in September 2018. We expect the study results to be available in the first half of 2020. Following successful FDA approval, Ameluz® would be the only drug in the U.S. for the treatment of superficial BCC through photodynamic therapy (PDT). This would allow us to offer patients and physicians a treatment option for BCC with high efficacy and excellent cosmetic results.

In March of this year, the reimbursement status of Ameluz® in Germany, our largest EU market, improved significantly with the approval of Ameluz® in combination with daylight-PDT by the European Commission. As a result, we were able to record a substantial increase in sales in Germany throughout the summer months. In addition, following the introduction of Ameluz® in combination with daylight-PDT, we experience an expansion of the entire PDT market. We expect further growth in the market potential from our ongoing phase III trial for photodynamic therapy with Ameluz® for the treatment of actinic keratoses on the extremities, trunk and neck, the results of which we expect in the first quarter of 2019. We completed patient recruitment for this study in July 2018. After successful approval, Ameluz® would be the only PDT drug in Europe and the U.S. that can be used to treat actinic keratoses of all degrees of severity on the extremities, as well as the torso and neck.

In view of the latest business development, we have raised our previous revenue guidance for the current year from EUR 16 to 20 million to EUR 19 to 22 million in October. However, the forecast for the consolidated net loss in 2018 remains unchanged at EUR 15 to EUR 16 million.

Biofrontera continued to successfully execute its corporate strategy and achieved all operational targets in the first nine months of the 2018 financial year, creating sustainable value for our shareholders. We’re very pleased about that.

Biofrontera AG Quarterly earnings report for the period ended 30 September 2018	1

Key group figures in accordance with IFRS

In EUR thousands (unless stated otherwise)	9M 2018 unaudited	9M 2017 unaudited	Q3 2018 unaudited	Q3 2017 unaudited
Results of operations
Sales revenue	14,551.7	7,334.0	5,582.5	2,327.6
Gross profit	11,770.2	6,434.3	4,454.0	2,063.2
Research & development costs	(3,219.0)	(3,232.9)	(1,031.3)	(1,047.5)
General administrative costs	(7,283.3)	(3,625.9)	(3,204.4)	(1,930.3)
Sales costs	(12,658.2)	(12,586.2)	(4,347.3)	(4,310.9)

Loss from operations	(11,390.4)	(13,010.7)	(4,129.0)	(5,225.5)
Loss before income tax	(12,252.5)	(14,614.3)	(4,567.6)	(5,877.7)
Total loss for the period	(12,728.0)	(13,730.1)	(4,632.5)	(5,589.4)
Statement of cash flows
Cash flow used in operating activities	(11,778.7)	(12,313.7)	(4,945.1)	(4,226.8)
Cash flow used in investment activities	(375.6)	(245.8)	(199.0)	(53.5)
Cash flow from financing activities	22,181.5	10,740.7	26.9	6,136.1

In EUR thousands (unless stated otherwise)	9M 2018 unaudited	9M 2017 unaudited
Key balance sheet figures
Total assets	30,945.1	21,172.3
Current liabilities (excluding provisions)	(3,996.7)	(1,541.6)
Non-current liabilities	(13,232.9)	(12,745.4)
Equity	(12,965.6)	(4,844.7)

Cash and cash equivalents	21,137.7	13,307.3

Employees as of 30 September	149	125

Biofrontera share
Shares outstanding (number as of 30 September)	44,573,174	38,416,428
Share price (Xetra closing price on 30 September in EUR)	5.89	3.51

2	Biofrontera AG Quarterly earnings report for the period ended 30 September 2018

Biofrontera Group financial position and performance

Sales revenue

In the reporting period from January to September 2018, total revenues were EUR 14,552 thousand, 98% higher than in the same period last year (EUR 7,334 thousand). Sales in Germany amounted to EUR 2,058 thousand, which reflects an increase of EUR 398 thousand, or 24%, compared to the same period of the previous year. In the remainder of Europe, sales increased by 73% to EUR 2,105 thousand. The increase in sales in Europe is mainly due to the introduction of the daylight-PDT, which was approved in March. In the first nine months of the fiscal year 2018, sales revenue in the U.S. also developed very well. Sales totaling EUR 10,220 thousand (previous year: EUR 3,363 thousand) were generated there. The significant improvement in the reimbursement of medical expenses through the J-code and the revised CPT-codes led to a consistent increase in sales to U.S. customers. Additionally, U.S. revenue was supported in the third quarter by a pull-forward effect due to the expected 5.6% increase in the list price as of October 1. Revenues from other regions in the first nine months of 2018 amounted to EUR 169 thousand, decreased from the previous year (EUR 1,096 thousand), when these mainly consisted of revenues from a development collaboration that was completed on Mach 31.

Gross profit

Gross profit on sales improved by EUR 5,336 thousand in the reporting period to EUR 11,770 thousand compared to EUR 6,434 thousand in the same period last year. The gross margin fell from 88% in the first nine months of 2017 to 81% in the first nine months of 2018. This is due to a significant reduction in revenues from other regions/development projects, which were not offset by any cost of sales in the prior-year period.

Research and development costs

Research and development costs amounted to EUR 3,219 thousand in the first nine months of 2018 and were therefore slightly lower than the EUR 3,233 thousand in the same period last year. Research and development costs primarily include costs for clinical studies as well as regulatory expenses, i.e. fees for maintaining and extending our regulatory approvals.

General administrative costs

General administrative expenses amounted to EUR 7,283 thousand in the first nine months of 2018, doubling year-over-year by EUR 3,657 thousand or 101%. The increase is mainly due to higher legal and consulting costs as well as administrative costs in the U.S. compared to the previous-year period.

Sales costs

Sales and marketing costs totaled EUR 12,658 thousand, an increase of EUR 72 thousand or just under 1 % compared to the same period in 2017. Sales costs include the costs for our own sales force in Germany, Spain, Great Britain and the U.S. as well as marketing expenses. The increased sales activities in the USA are reflected in both the sales costs and administrative costs in the USA.

Biofrontera AG Quarterly earnings report for the period ended 30 September 2018	3

Loss before income tax

The loss before tax amounted to EUR -12,253 thousand in the first nine months of 2018, an improvement of EUR 2,361 thousand compared to EUR -14,614 thousand in the prior-year period. This development is mainly due to the sales development described above.

Share capital

Total assets increased from EUR 19,847 thousand as of 31 December 2017 to EUR 30,945 thousand as of 30 September 2018.

The fully paid in share capital of Biofrontera AG amounted to EUR 44,573,174 as of 30 September 2018 and is divided into 44,573,174 registered shares with a nominal value of EUR 1.00 each. On 31 December 2017, the share capital amounted to EUR 38,416,828. In the course of the first nine months of the 2018 financial year, the share capital was increased by a total of EUR 6,156,346. The increase was due to a pre-emptive rights offering to all existing shareholders and a concurrent public offering to investors in the U.S. as well as to the exercise of conversion rights from the convertible bond 2016/2021 and the convertible bond 2017/2022, and from conversions of employee stock options from the employee option programme of 2010.

Financial position

Net cash flow used in operating activities improved from EUR -12,314 thousand in the previous year to EUR -11,779 thousand as of 30 September 2018.

Net cash flow from investing activities decreased to EUR -376 thousand as of 30 September 2018, EUR 130 thousand less than in the previous year.

Net cash flow from financing activities amounted to EUR 22,182 thousand in the first nine months of 2018 compared to EUR 10,741 thousand in the previous year. This change derives primarily from the proceeds received from issuing new shares with total proceeds of EUR 24.0 million in February 2018.

Cash and cash equivalents

Cash and cash equivalents amounted to EUR 21,138 thousand as of 30 September 2018, an improvement of EUR 10,055 thousand compared to 31 December 2017.

As a result of capital measures in 2017 and 2018, the company currently has sufficient liquidity at its disposal. The planned investments in the expansion of marketing activities in the U.S. will not require any further capital measures in the near future. The company was able to meet its payment obligations at all times, but may continue to dependent on additional financing measures in the future. To date, Biofrontera has always succeeded in providing the necessary financing for its business operations through injections of equity.

Outlook

In view of the latest business development, Biofrontera AG has raised its revenue guidance for the current year from EUR 16 to 20 million to EUR 19 to 22 million. The strong revenue growth was driven by an increase in sales in the EU due to the approval of Ameluz® in combination with daylight photodynamic therapy and an exceptional sales growth in the U.S. in September. The start of the PDT season in the U.S. after the slower summer months combined with the anticipated 5.6% increase in the list price of Ameluz® to US$ 285 on October 1st, led to more purchases by U.S. customers. The month of September marks a global sales record for the company with more than 22,000 tubes of Ameluz® sold. However, the forecast for the consolidated net loss in 2018 remains unchanged at EUR 15 to EUR 16 million. This is due to the continuing high legal costs from ongoing legal disputes, which compensate for the higher revenue contribution. Please refer to the news release from 10 October 2018.

4	Biofrontera AG Quarterly earnings report for the period ended 30 September 2018

Condensed consolidated balance sheet as of 30 September 2018

Assets

in EUR thousands	30 September 2018 unaudited	31 December 2017
Non-current assets
Tangible assets	795.9	746.4
Intangible assets	366.3	647.9
Total non-current assets	1,162.2	1,394.3
Current assets
Current financial assets
Trade receivables	3,549.1	1,560.6
Other financial assets	805.1	571.0
Cash and cash equivalents	21,137.7	11,083.0
Total current financial assets	25,491.9	13,214.6
Other current assets
Inventories
Raw materials and supplies	1,328.8	1,516.3
Unfinished products	284.2	484.6
Finished products and goods	1,713.6	1,731.5
Income tax reimbursement claims	52.4	52.0
Other assets	912.0	1,453.7
Total other current assests	4,290.9	5,238.0
Total current assets	29,782.9	18,452.6
Total assets	30,945.1	19,846.9

Equity and liabilities

in EUR thousands	30 September 2018 unaudited	31 December 2017
Equity
Subscribed capital	44,573.2	38,416.8
Capital reserve	116,926.0	100,769.3
Capital reserve from foreign currency conversion adjustments ments	227.6	699.6
Loss carried forward	(136,505.2)	(120,402.9)
Loss for the period	(12,256.0)	(16,102.3)
Total equity	12,965.6	3,380.5

Non-current liabilities
Financial debt	13,232.9	12,355.5

Current liabilities
Current financial liabilities
Trade payables	1,980.0	1,619.9
Financial debt	129.9	170.5
Other financial liabilities	144.1	19.7
Total current financial liabilities	2,254.0	1,810.1
Other current liabilities
Other provisions	749.9	561.7
Other current liabilities	1,742.7	1,739.2
Total other current liabilities	2,492.6	2,300.9
Total current liabilities	4,746.6	4,111.0
Total equity and liabilities	30,945.1	19,846.9

Biofrontera AG Quarterly earnings report for the period ended 30 September 2018	5

Condensed consolidated statement of comprehensive income for the first nine months of the 2018 and 2017 financial years

in EUR thousands	9M 2018 unaudited	9M 2017 unaudited	Q3 2018 unaudited	Q3 2017 unaudited
Sales revenue	14,551.7	7,334.0	5,582.5	2,327.6
Cost of sales	(2,781.5)	(899.7)	(1,128.5)	(264.4)
Gross profit on sales	11,770.2	6,434.3	4,454.0	2,063.2

Operating expenses
Research and development costs	(3,219.0)	(3,232.9)	(1,031.3)	(1,047.5)
General administrative costs	(7,283.3)	(3,625.9)	(3,204.4)	(1,930.3)
thereof financing costs	(457.3)	(1,490.5)	(51.1)	(979.7)
Sales costs	(12,658.2)	(12,586.2)	(4,347.3)	(4,310.9)

Loss from operations	(11,390.4)	(13,010.7)	(4,129.0)	(5,225.5)

Interest expenses	(1,421.8)	(703.9)	(355.3)	(374.3)
Interest income	10.9	4.9	6.5	0.8
Other expenses	(146.8)	(1,074.0)	(104.0)	(333.1)
Other income	695.6	169.4	14.3	54.4

Loss before income tax	(12,252.5)	(14,614.3)	(4,567.6)	(5,877.7)
Income tax	(3.5)	0.0	(3.5)	0.0
Loss for the period	(12,256.0)	(14,614.3)	(4,571.1)	(5,877.7)

Expenses and income not included in loss
Items, which may in future be regrouped into the comprehensive income statement under certain conditions Translation differences resulting from the conversion of foreign business operations	(472.0)	884.2	(61.4)	288.3
Other income total	(472.0)	884.2	(61.4)	288.3

Total loss for the period	(12,728.0)	(13,730.1)	(4,632.5)	(5,589.4)

Basic / diluted earnings per share in EUR	(0,28)	(0,38)

6	Biofrontera AG Quarterly earnings report for the period ended 30 September 2018

Condensed consolidated statement of cash flows for the first nine months of the 2018 and 2017 financial years

in EUR thousands	9M 2018 unaudited	9M 2017 unaudited	Q3 2018 unaudited	Q3 2017 unaudited
Cash flows from operations
Loss for the period	(12,256.0)	(14,614.3)	(4,571.1)	(5,877.7)
Adjustments to reconcile profit/loss for the period to cash flow into operations
Financial result	1,411.0	699.0	348.9	373.6
Depreciation	597.7	674.1	200.0	230.3
Losses from disposal of assets	0.0	0.0	0.0	0.0
Non-cash expenses and income	(267.9)	1,097.4	25.0	308.2
Changes in assets and liabilities
Trade receivables	(1,988.6)	(357.9)	(1,526.6)	(64.1)
Other assets and income tax assets	(356.8)	406.9	(152.1)	34.5
Inventories	405.8	(300.9)	(349.2)	(112.7)
Trade payables	360.1	(1,161.7)	735.6	482.9
Provisions	188.2	297.2	3.0	231.1
Other liabilities	127.9	230.7	341.4	167.1
Net cash flow used in operating activities	(11,778.7)	(12,313.7)	(4,945.1)	(4,226.8)

Cash flows from investing activities
Purchase of intangible and tangible assets	(377.8)	(260.2)	(199.0)	(56.5)
Interest received	0.0	4.7	0.0	3.0
Proceeds from sale of intangible and tangible assets	2.2	9.7	0.0	0.0
Net cash flow used in investment activities	(375.6)	(245.8)	(199.0)	(53.5)

Cash flows from financing activities
Proceeds from the issue of shares	24,000.0	0.0	0.0	0.0
Equity procurement costs	(1,768.0)	0.0	0.0	0.0
Proceeds from issue of convertible bond 2017/2022	0.0	4.999.0	0.0	0.0
Proceeds from the exercise of employee stock options	442.6	0.0	198.0	0.0
Proceeds from drawing down EIB loans	0.0	10,000.0	0.0	10,000.0
Interest paid	(442.8)	(622.2)	(171.1)	(227.8)
Pepayment of option bond 2009/2017	0.0	(3,636.1)	0.0	(3,636.1)
Repayment of convertible bond 2016/2021	(50.3)	0.0	0.0	0.0
Net cash flow from financing activities	22,181.5	10,740.7	26.9	6,136.1

Net increase (decrease) in cash and cash equivalents	10,027.2	(1,818.8)	(5,117.1)	1,855.8
Changes from currency differences	27.5	0.0	3.8	0.0
Cash and cash equivalents at the start of the period	11,083.0	15,126.1	26,251.0	11,451.5
Cash and cash equivalents at the end of the period	21,137.7	13,307.3	21,137.7	13,307.3

Composition of cash and cash equivalents
Cash and cash equivalents	21,137.7	13,307.3	21,137.7	13,307.3

Biofrontera AG Quarterly earnings report for the period ended 30 September 2018	7

Financial calendar

November 26 – 28, 2018	Analysts’ conference 2018, German Equity Forum, Frankfurt
November 29, 2018	Benchmark Microcap Discovery Conference, Chicago, IL
December 4-6, 2018	LD Micro: Main Event, Los Angeles, CA

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Biofrontera AG

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www.biofrontera.com

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